FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario, Canada M5X 1G5

Item 2  Date of Material Change

January 5, 2026.

Item 3  News Release

On January 5, 2026, the Company issued a news release indicating the material change, which was disseminated on the Business Wire news service.

Item 4  Summary of Material Change

On December 31, 2025, the Company received a binding term sheet for the sale of approximately 4.5 million tons of iron ore calcine for an aggregate consideration of US$56 million (the "Proposed Transaction"). The Proposed Transaction is expected to provide near-term, non-dilutive liquidity and to optimize the Company's asset portfolio by monetizing a non-core material stream associated with its operations.

Item 5.1  Full Description of Material Change

On December 31, 2025, the Company received a binding term sheet for the sale of approximately 4.5 million tons of iron ore calcine for an aggregate consideration of US$56 million. The Proposed Transaction is expected to provide near-term, non-dilutive liquidity and to optimize the Company's asset portfolio by monetizing a non-core material stream associated with its operations.

The binding term sheet outlines the principal commercial terms for a multi-year Ex Works contract, subject to final documentation, amendments to certain commercial terms, and customary conditions for transactions of this nature.

The Company views this term sheet as an opportunity to unlock value from accumulated materials, reduce future infrastructure requirements for stockpiles and reduce disposal costs while maintaining focus on its primary vanadium business.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Co-Chief Executive Officer & Director, at 416-861-9797 or info@largoinc.com.

Item 9  Date of Report

January 14, 2026